787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

September 8, 2010

VIA EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Credit Suisse High Yield Bond Fund (the “Fund”)
Registration Statement on Form N-2 Filed on August 4, 2010
Securities Act File No. 333-168531

Dear Mr. Ganley:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a letter to the undersigned dated September 3, 2010 regarding the above-referenced Registration Statement.  The Registration Statement relates to the proposed offering by the Fund of additional common shares of beneficial interest, par value $.001 per share (the “Shares”), issuable upon the exercise of transferable rights to subscribe for such Shares.

For your convenience, the substance of the Staff’s comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:                                             The Fund is reminded that a transferable rights offering may not result in the issuance of more than one share for every three rights held.  Please explain how the offering of transferable rights will comply with Section 23(b) of the Investment Company Act.

Response:                                                                              In a 1977 release, the Securities and Exchange Commission’s Division of Investment Management stated its position that an offering of transferable rights at below net asset value by a closed-end registered investment company to its existing shareholders could fall within the exemption of Section 23(b)(1) of the Investment Company Act of 1940, as amended, so long as the offering met certain conditions.(1)  In the 1977 release and a series of subsequent no-action letters, the

(1)         Division of Investment Management Interpretive Position Relating to Rights Offerings by Closed-End Investment Companies Below Net Asset Value, Investment Company Act Rel. No. 9932, 1977 SEC LEXIS 829 (Sept. 15, 1977) (hereinafter “1977 Release”).

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Division and the SEC staff have articulated the following conditions that a transferable rights offering at below net value must meet to fall within the Section 23(b)(1) exemption:

•                  the offering fully protects shareholders’ preemptive rights and does not discriminate among shareholders (except for the possible de minimis effect of not offering fractional rights);

•                  the closed-end investment company’s management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights; and

•                  the ratio of the offering does not exceed one new share for each three rights held.(2)

In addition to these substantive conditions, the SEC staff has indicated that the prospectus relating to the offering must contain disclosure stating that the offering may substantially dilute the aggregate net asset value of the shares owned by shareholders who do not fully exercise their rights and that these shareholders should expect, upon completion of the offering, to own a smaller proportional interest in the company than before the offering.(3)

The Registrant represents that the Offer satisfies each of the conditions set out above.  In particular, the Offer will be conducted at a one-for-three share to rights exchange ratio.

Comment No. 2:                                             Please move the section entitled “Cautionary Notice Regarding Forward-Looking Statements” to a location in the prospectus after the Financial Highlights.

Response:                                                                              The above-referenced section has been moved to follow the section entitled “Special Considerations and Risk Factors.”

Comment No. 3:                                             Please explain what the Fund will do if the Shares available are not sold.

Response:                                                                              To the extent the Shares available are not sold, the Fund will, if appropriate, de-register them.

Comment No. 4:                                             Please review the Fund’s disclosure regarding credit default swaps to ensure that it accurately describes the Fund’s use of credit default swaps and their risks.  In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response:                                                                              The Fund does not currently intend to use credit default swaps as a principal investment.  Accordingly, the prospectus has been modified to remove references to credit default swaps where necessary.

(2)          Association of Publicly Traded Investment Funds, SEC No-Action Letter, 1985 WL 54277 (Aug. 2, 1985).

(3)          SEC Staff Industry Comment Letter, SEC No-Action Letter, 1993 SEC No-Act. LEXIS 1261 (Feb. 22, 1993).

Comment No. 5:                                             Please update the Fund’s financial highlights, as well as the financial statements in the Statement of Additional Information, to comply with Rule 3-18(c) of Regulation S-X.

Response:                                                                              The financial highlights have been updated to show information for the six months ended April 30, 2010 and the Fund’s unaudited financial statements for the six months ended April 30, 2010 have been incorporated into the Statement of Additional Information by reference.

Comment No. 6:                                             In the section entitled “Use of Proceeds,” please provide a time period within which the Fund anticipates the proceeds of the offering will be invested in accordance with the investment objective.

Response:                                                                              The disclosure (as well as the similar disclosure in the Prospectus Summary) has been updated to state that the Fund anticipates the proceeds to be invested within one month of the completion of the Offer.

Comment No. 7:                                             The Prospectus Summary does not identify participation interests as one of the types of securities in which the Fund will invest principally.  Please ensure that the disclosure of the Fund’s objectives and policies in the Prospectus Summary are consistent with the paragraph captioned “Participation Interests” in the Portfolio Securities section.

Response:                                                                              Participation interests will not be invested in principally by the Fund.  Accordingly, the above-referenced paragraph has been removed.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138 or Anthony Geron of my office at (212) 728-8510.

Sincerely,

/s/ Elliot J. Gluck
Elliot J. Gluck

Enclosures

cc:                                Michael Pignataro, Credit Suisse Asset Management, LLC

Rose F. DiMartino, Willkie Farr & Gallagher LLP